                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------

                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                              ------------------

                      CONSOLIDATED CAPITAL PROPERTIES IV
                           (Name of Subject Company)

                      CONSOLIDATED CAPITAL PROPERTIES IV
                       (Name of Person Filing Statement)

                           LIMITED PARTNERSHIP UNITS
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)
                           -------------------------

                            WILLIAM H. JARRARD, JR.
                                   President
                             ConCap Equities, Inc.
                         One Insignia Financial Plaza
                       Greenville, South Carolina 29602
                                (864) 239-2747

                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)

                                   Copy to:

                            ARNOLD S. JACOBS, ESQ.
                              Proskauer Rose LLP
                                 1585 Broadway
                           New York, New York 10036
                                (212) 969-3210



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ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  The name of the subject partnership is Consolidated Capital Properties IV, a California limited partnership (the "Partnership"), and the address of its principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the Partnership's Limited Partnership Units ("Units").

ITEM 2.           TENDER OFFER OF THE BIDDER.

                  This statement relates to an offer by IPLP Acquisition I LLC, a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPLP, IPT and the Purchaser, the "Bidders"), disclosed in a Tender Offer Statement on
Schedule 14D-1 dated August 28, 1997 (the "Schedule 14D-1"), to purchase up to 85,000 outstanding Units at a purchase price of $140 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which collectively constitute the "Offer" and are contained within the Schedule 14D-1).

                  The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.           IDENTITY AND BACKGROUND.

                  (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

                  (b)(i) The Partnership's sole general partner is ConCap Equities, Inc., a Delaware corporation (the "General Partner") and an affiliate of the Bidders.

                  Upon the Partnership's formation in 1981, Consolidated Capital Equities Corporation ("CCEC"), a Colorado corporation, was the corporate general partner and Consolidated Capital Management Company, a California general partnership, was the non-corporate general partner. As a result of a succession of agreements, CCEC became the Partnership's Managing Agent. In 1988, through a series of transactions, Southmark Corporation acquired control of CCEC. In December 1988, CCEC filed for reorganization under Chapter 11 of the United States Bankruptcy Code. In 1990, as part of CCEC's reorganization plan, the General Partner acquired CCEC's interest as managing agent in the Partnership and its general partner interests in the Partnership and in 15 other affiliated public limited partnerships (the "Affiliated Partnerships") and the General Partner replaced CCEC as the sole general partner of the Partnership (and as the sole general partner of each of the Affiliated Partnerships). The selection of the General Partner of the Partnership (and of each of the Affiliated Partnerships) was approved by a majority of the Limited Partners in the Partnership (and by a majority of the limited partners in each of the Affiliated Partnerships) pursuant to solicitations commenced in August 1990. Insignia acquired the stock of the General Partner through two transactions in December 1994 and October 1995, and contributed that stock to IPT in December 1996 in connection with IPT's formation.






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                  The General Partner is a wholly-owned subsidiary of IPT. The
Purchaser is a newly-formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 68% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 32% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 70% of the outstanding common shares of beneficial interest of IPT. Since late December 1994, Insignia Residential Group, L.P. ("IRG"), which is an affiliate of Insignia and the Purchaser, has provided property management services to the Partnership, and Insignia (directly or through affiliates) has performed asset management and partnership administration services for the Partnership. By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.

                  In January 1995, an affiliate of Insignia, Insignia CCP IV Acquisition, L.L.C. ("CCP IV Acquisition"), purchased approximately 64,000 Units, at a purchase price of $60 per Unit, pursuant to a tender offer commenced in December 1994. All of the equity interests in CCP IV Acquisition were contributed to or acquired by IPLP in December 1996 in connection with the formation of IPT, and CCP IV Acquisition was subsequently dissolved. As a result, IPLP now owns all of those Units.

                  Under the Limited Partnership Agreement, the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The General Partner received from the Partnership in respect of its interest in the partnership, cash distributions of $58,000 to date in 1997, $219,000 in 1996 and $37,000 in 1995. In late December 1994, IRG (an affiliate of Insignia and the General Partner) assumed day-to-day property management responsibilities for 15 of the Partnership's properties, and in January 1995 IRG assumed day-to-day property management responsibility for two other Partnership properties. Currently, one of the Partnership properties is managed by an unaffiliated party. The Partnership paid IRG property management fees for property management services and reimbursed IRG for certain expenses incurred by IRG in connection with providing such services in the amounts of approximately $1,316,000 and $1,223,000 for the years ended December 31, 1996 and 1995, respectively, and has paid IRG property management fees equal to $688,000 during the first six months of 1997. The Partnership reimbursed the General Partner and its affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership during 1996 and 1995 in the amounts of $605,000 and $645,000, respectively, and has reimbursed them in the amount of $268,000 through June 30, 1997. The Partnership Agreement also provides for a special management fee to be paid to the General Partner for executive and administrative management services, equal to 9% of the total distributions of cash flow from operations made to Limited Partners. The Partnership paid the General Partner approximately $392,000 and $80,000 for the two years ended December 31, 1996 and 1995, respectively, and has paid approximately $48,000 to the General Partner through June 30, 1997 pursuant to this provision. In 1995, the Partnership reimbursed an affiliate of the General Partner approximately $42,000 for costs incurred in connection with evaluating the feasibility of refinancing the debt encumbering several of the Partnership's properties, and in 1996 and 1995 the Partnership paid the same affiliate approximately $22,000 and $123,000, respectively, for loan costs incurred during those years in connection with refinancing two of the Partnership's properties in 1996 and eight properties in 1995. On July 1, 1995, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from the arrangement described in the three preceding sentences during the 18-month period ended December 31, 1996 and since that date was immaterial.



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                  The Purchaser and the General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The General Partner has conflicts of interest in considering the Offer, including (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or climination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners.

                  The Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand to make such contributions. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "bullet" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

                  If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser (which is an affiliate of the General Partner) will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers consolidations and other extraordinary transactions. Even if the Purchaser acquires a lesser number of Units pursuant to the Offer, however because IPT already owns (through IPLP) approximately 19.3% of the outstanding Units it will be able to significantly influence the outcome of all voting decisions with respect to the Partnership. This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) and (ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

                  Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal of a general partner and in certain circumstances election of new or successor general partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement. When voting on those and other matters, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Units owned by them in whatever manner they deem to be in the best interests of IPT, which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of the Limited Partners.

                  The Offer will not result in any change in the compensation payable to the General Partner or its affiliates. However, as a result of the Offer, the Purchaser (which is an affiliate of the General Partner) will participate, in its capacity as a Limited Partner, in any subsequent distributions to Limited Partners to the extent of the Units purchased pursuant to the Offer.

                  (b)(ii) To the best knowledge of the General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential


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conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Unit holders should tender their Units in response to the Offer.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

                  (a) Except as set forth on Schedule I attached hereto, no transactions in the Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

                  (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  None.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  None.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Form of cover letter to Unit holders from the Partnership dated August 28, 1997.

                  (b)      None.

                  (c)      None.




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                                  SCHEDULE I

                           TRANSACTIONS IN THE UNITS
                   EFFECTED BY IPLP WITHIN THE PAST 60 DAYS


                                                 Number of                                        Price
           Date                               Units Purchased                                   Per Unit
           ----                               ---------------                                   ---------

         7/22/97                                    10                                           $123.00

         8/19/97                                    40                                           $119.50

         8/19/97                                    25                                           $120.00





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                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1997
                      CONSOLIDATED CAPITAL PROPERTIES IV

                         By:  ConCap Equities, Inc.
                              Its General Partner


                         By:    /s/ William H. Jarrard, Jr.
                                -------------------------------------
                                    William H. Jarrard, Jr.
                                    President



                                      7
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                                 EXHIBIT INDEX


Exhibit                                           Description
-------                                           -----------

(a) Form of cover letter to Unit holders from the Partnership dated August 28, 1997.

(b)                             None.
(c)                             None.